FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 20 December 2010

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 20 December 2010
                                        Alberto Culver Shareholder Approval

Exhibit 99

UNILEVER CONFIRMS ALBERTO CULVER SHAREHOLDER APPROVAL
TO ACQUIRE COMPANY FOR $3.7 BILLION

London & Rotterdam - December 17, 2010- Unilever today confirmed that Alberto Culver Company shareholders have voted in favor of the proposed US$3.7 billion Unilever acquisition, which was announced on September 27, 2010.

Separately, Unilever confirmed that it has received a second request for information from the United States Department of Justice (DOJ) in the regulatory review process.  Unilever will continue to work cooperatively with the DOJ in connection with its review.  The transaction remains subject to regulatory reviews in other countries and is expected to be completed in due course.

The proposed acquisition includes brands such as TRESemmé, Alberto VO5, Nexxus, St. Ives and Simple. These will complement Unilever's existing portfolio of iconic brands such as Dove, Clear and Sunsilk in hair care and Pond's and Vaseline in skin care.

-Ends-

Media Contacts:
Englewood Cliffs, NJ (USA):  Anita Larsen +1 201 894 7760
London:  Paul Matthews +44 1372 945 925
Rotterdam:  Flip Dötsch +31 (0) 10 2174844

About Unilever

Unilever works to create a better future every day.  We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods. It operates in over 170 countries and has leading positions in many of the emerging markets. Unilever products are present in more than half the households on the planet and are used over two billion times a day.

Our portfolio includes some of the world's best known and most loved brands including eleven €1 billion brands, and global leadership in many categories in which we operate.  The portfolio features iconic brands such as: Knorr, Dove, Hellmann's, Rexona, Lipton, Pond's, Wall's, Persil, Flora/Becel, Cif and Signal.

We have around 163,000 employees in approaching 100 countries, and generated annual sales of €40 billion in 2009.  For more information about Unilever and its brands, please visit www.unilever.com.

About Alberto Culver Company
Alberto Culver Company manufactures, distributes and markets leading beauty care and other personal care brands including TRESemmé, Alberto VO5, Nexxus, St. Ives, Simple and Noxzema in the United States and internationally. It is also the second largest producer in the U.S. of products for the ethnic hair care market with leading brands including Motions and Soft & Beautiful. For more information visit:  www.alberto.com

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.